SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)

                          SPS Technologies, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                784626 10 3
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                   Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             November 17, 1994
       ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule d-1(b)(3) or
        (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:                    ( )


                  This statement amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors, a Delaware general partnership, RUTCO Incorporated, a Delaware corporation, Tinicum Foreign Investments Corporation, a Delaware corporation, Tinicum Associates, G.P., a Delaware general partnership, RIT Capital Partners plc, a United Kingdom corporation, J. Rothschild Capital Management Limited, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, Mr. Putnam L. Crafts, Jr. and Mr. James H. Kasschau in connection with their ownership of shares of common stock, par value $1.00 per share, of SPS Technologies, Inc., a Pennsylvania corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

        Item 6.   Contracts, Arrangements, Understandings
                  or Relationships with Respect to
                  Securities of the Issuer.

                  Item 6 is hereby amended and supplemented by adding the following:

                  On November 17, 1994, the Registration Statement was declared effective by the Commission and the Issuer announced that the Subscription Price and Expiration Date have been set at $24.50 and December 16, 1994, respectively. The Reporting Persons and the Issuer entered into the Standby Agreement and the Registration Rights Agreement discussed in Item 4 under the captions "Standby Agreement" and "The Registration Rights Agreement" as of November 16, 1994. In addition, the Issuer has entered into the amendment to the Rights Agreement discussed in Item 4 under the caption "Standby Agreement--Rights Agreement Amendment." To the extent applicable, see the description of such agreements contained in Item 4 above and the copies of such agreements filed herewith as Exhibits 10, 11 and 12 and incorporated herein by reference.

        Item 7.  Material to be Filed as Exhibits.

                  Item 7 is hereby amended and supplemented by adding the following exhibits:

                  Exhibit 10:  Standby Agreement, dated as of
        November 16, 1994, by and among the Issuer and the Reporting
        Persons.

                  Exhibit 11: Registration Rights Agreement, dated as of November 16, 1994, by and among the Issuer and the Reporting Persons.

                  Exhibit 12:  Amendment No. 2 to the Rights
        Agreement, dated as of November 16, 1994, between the Issuer and Mellon Bank (East), N.A.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  November 17, 1994

        TINICUM ENTERPRISES, INC.
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: November 17, 1994

        TINICUM INVESTORS
        By:  /s/ Eric M. Ruttenberg
             Eric M. Ruttenberg
             General Partner


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated: November 17, 1994

        RUTCO INCORPORATED
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  November 17, 1994

        TINICUM FOREIGN INVESTMENTS CORPORATION
        By: /s/ James H. Kasschau
            James H. Kasschau
            President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  November 17, 1994

        TINICUM ASSOCIATES, G.P.
        By:  Tinicum Associates, Inc.,
             Managing Partner
        By:  /s/ James H. Kasschau
             James H. Kasschau
             President


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  November 17, 1994

        RIT CAPITAL PARTNERS plc
        By:  /s/ Clive Gibson
             Clive Gibson
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   November 17, 1994

        J. ROTHSCHILD CAPITAL MANAGEMENT LIMITED
        By:  /s/ P.R. Griffiths
             P.R. Griffiths
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   November 17, 1994

        ST. JAMES'S PLACE CAPITAL plc
        By:  /s/ Clive Gibson
             Clive Gibson
             Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   November 17, 1994

         /s/ Putnam L. Crafts, Jr.
         Putnam L. Crafts, Jr.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:   November 17, 1994

        /s/ James H. Kasschau
        James H. Kasschau


                               EXHIBIT INDEX

                  Exhibit 10:  Standby Agreement, dated as of
        November 16, 1994, by and among the Issuer and the Reporting
        Persons.

                  Exhibit 11: Registration Rights Agreement, dated as of November 16, 1994, by and among the Issuer and the Reporting Persons.

                  Exhibit 12:  Amendment No. 2 to the Rights
        Agreement, dated as of November 16, 1994, between the Issuer and Mellon Bank (East), N.A.